

08026087

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 0 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1050 Crown Point Parkway, Suite 1230
(No. and Street)

Atlanta   Georgia   30338
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry Borzello   404-262-2719
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, middle name)

316 Alexander St SE, Ste 4, Marietta,   Georgia   30060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Jerry Borzello_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___American Wealth Management, Inc._____ , as
of ___December 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal accounting structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

required by SEC Rule 17a-5.

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2007 AND DECEMBER 31, 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2007 and December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 15, 2008

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
Cash – Checking	$ 105,294	$ 50,920
Cash & Cash Equivalent-Money Market	28,212	30,653
Cash & Cash Equivalent-Clearing Deposit	26,257	25,093
Cash – AWM #2	21,591	123,835
Signature Bank	31,901	-0-
Total Cash & Cash Equivalents	213,255	230,502
Commissions Receivable – Brokers	4,867	2,741
Prepaid Expenses	17,954	18,718
Receivable from Clearing	8,379	11,509
Furniture, Fixtures and Equipment, Less		
Accumulated Depreciation of $52,552 and $50,236	1,658	2,264
Other Receivables	-0-	2,211
Receivable for Past Income Tax	-0-	3,602
Advances to Stockholder (Note 7)	248,975	145,731
Security Deposit	6,510	6,511
TOTAL ASSETS	$ 501,598	$ 423,789

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Payroll Tax Payable	$ -0-	$ 3,698
Accrued Expenses (Note 6)	1,500	7,101
Commissions Payable (Note 6)	77,138	30,935
Income Taxes Payable	24,823	4,278
Lawsuit Settlement Liability (Note 5)	23,771	60,031
TOTAL LIABILITIES	$ 127,232	$ 106,043

The Accompanying Notes are an Integral Part of these Financial Statements.

Continued

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
(Continued)

	December 31, 2007	December 31, 2006
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	337,266	280,646
TOTAL SHAREHOLDERS' EQUITY	374,366	317,746
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 501,598	$ 423,789

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME

	Year Ended		
	December 31, 2007		December 31, 200
REVENUE			
Commissions	$ 3,164,391	$	2,815,26
Interest and Other Income	248,523		447,95
Total Revenue	$ 3,412,914	$	3,263,21
COSTS AND EXPENSES			
Clearing Costs (Note 2)	$ 292,564	$	165,10
Commissions	2,649,253		2,592,68
Insurance	12,621		13,72
Payroll Taxes	11,844		71,15
Quote System	15,611		23,25
Rent (Note 8)	24,659		62,92
Salaries & Wages	192,597		204,09
Legal & Professional Fees	29,692		40,37
General and Administrative	102,771		83,48
Total Costs and Expenses	$ 3,331,612	$	3,256,80
(Loss) Income before Income Tax Provision	$ 81,302	$	6,41
(Benefit) Provision for Income Taxes (Note 3)	$ 24,682	$	4,27
NET (LOSS) INCOME	$ 56,620	$	2,13

The Accompanying Notes are an Integral Part of these Financial Statements.

EXHIBIT C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE - December 31, 2005	1,000	$ 6,000	$ 31,100	$ 278,512	$ 315,612
2006 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	2,134	2,134
Dividends Paid in 2006	-0-	-0-	-0-	-0-	-0-
BALANCE - December 31, 2006	1,000	$ 6,000	$ 31,100	$ 280,646	$ 317,746
2007 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	56,620	56,620
Dividends Paid in 2007	-0-	-0-	-0-	-0-	-0-
BALANCE - December 31, 2007	1,000	$ 6,000	$ 31,100	$ 337,266	$ 374,366

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

	December 31, 2007	December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Profit	$ 56,620	$ 2,134
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	2,316	1,009
Deferred Tax Benefit	-0-	-0-
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Brokers	(2,126)	6,729
Other Receivables	8,943	2,908
Prepaid Expenses	764	-0-
Security Deposit	(0)	(5,231)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	46,202	(30,609)
Payroll Taxes Payable	(3,698)	(21,560)
Income Tax Payable	20,545	343
Accounts Payable	(1,860)	3,741
Accrued Settlement Costs	(40,001)	(18,750)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 87,705	$ (59,286)
Cash Flows From Investing Activity		
Furniture and Fixtures	(1,711)	-0-
Dividends Paid	-0-	-0-
Employee Loans	-0-	8,300
Decrease (Increase) on Advances to Stockholder	(103,242)	4,730
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ (104,953)	$ 23,030
CASH FLOWS FROM FINANCING ACTIVITIES		
FINANCING ACTIVITIES	$ -0-	$ -0-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (17,248)	$ 36,256)
CASH AT BEGINNING OF YEAR	$ 230,502	$ 266,758
CASH AT END OF YEAR	$ 213,254	$ 230,502
Supplemental Information:		
Interest Paid	3,262	-0-
Income Tax Paid	$ 4,278	$ 3,935

The Accompanying Notes are an Integral Part of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

    B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

    C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

    D. Commission income and the related expense are recorded on a settlement date basis.

    E. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

    F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    G. The results of operations of the Company are included in the income tax returns of American Wealth Management. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities. There were no temporary differences outstanding at 12/31/2006 or 12/31/2007.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 8% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

3. INCOME TAX (BENEFIT) PROVISION

The components of income tax (benefit) provision are as follows:

	2007	2006
Current	$ 24,682	$ 4,278
Deferred Tax Benefit	-0-	-0-
Total Income Tax (benefit) Provision	$ 24,682	$ 4,278

In 2007 and 2006, the Company had permanent differences that increase taxable income and caused the actual tax provision in the accompanying Statement of Income to be higher than expected as follows:

	2007	2006
Pre-Tax Financial Income	81,302	6,412
Permanent Differences:		
Plus:		
Fines and Penalties	14,561	15,428
½ Meals and Entertainment	680	564
Donations		811
Less:		
GA Income Tax	5,649	1,222
Taxable Income	102,192	20,370
Income Tax on above	24,682	4,278
Tax Provision Rate	24.1	21.0

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. LAWSUIT SETTLEMENT LIABILITY

In December 2004, the Company settled a legal action through arbitration procedures for reimbursement for losses sustained by a client in the years 2000 and 2001. Under the settlement, the Company agreed to provide monetary relief of $175,000, of which $50,000 was paid in 2004 and $125,000 is to be paid out over the next 50 months beginning on January 1, 2005. The present value of the cost of the settlement and estimated additional legal fees totaling $128,405, were included in results of operations for 2004, as "Lawsuit Settlement Liability". The amount of $30,000 was paid on this obligation in 2006 and $30,000 in 2007. The balance due on the lawsuit was $60,031 and $18,781 at 12/31/06 and 12/31/07. Also, included in "Lawsuit Settlement Liability" is a settlement with the NASD in 2006, as a result of an audit of its accounts. The Company was assessed a fine of $26,250 in 2006. The Company paid $15,000, which is included in these financial statements as part of General and Administrative Expense in 2006. The Company paid $6,260 in 2007 and the remaining balance at 12/31/2007 of $4,990 will be paid monthly until January 2009.

6. COMMITMENTS AND CONTINGENCIES

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by notifying customers during a specified period and report results of that self-assessment to the NASD. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for the breakpoint discounts that should have been granted to customers. As of December 31, 2006 and December 31, 2007, the Company has estimated an amount due to customers for breakpoint discounts of $1,500, which is included in Accrued Expenses. No claims have been paid as a result of this contingency as of December 31, 2007.

7. ADVANCES TO STOCKHOLDER

The company had at December 31, 2007 and December 31, 2006 an advance to Stockholder that is due on demand and is uncollateralized of $248,974 and $145,731. The advance to stockholder carries an interest rate of 3% due on 12/31/07. Accrued interest receivable is $44,167 at December 31, 2007 and $38,334 at December 31, 2006 and is included in the balance of the advance to stockholder at December 31, 2007 and December 31, 2006.

8. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable 65-month operating lease, beginning March 1, 2007 and continuing through July 31, 2012. The monthly lease payment was $5,072 in 2006. The lease expense totaled $62,920 in 2006 and $24,659 in 2007.

The future minimum lease payments are:

2008 63,555
2009 65,462
2010 67,426
2011 69,448
2012 41,212
       $307,103

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2007

TOTAL SHAREHOLDERS' EQUITY FROM
STATEMENT OF FINANCIAL CONDITION $ 374,366

LESS NON-ALLOWABLE ASSETS

Commissions Receivable – Brokers	4,867
Prepaid Expenses	17,954
Furniture & Fixtures	1,658
Other Receivables	0
Receivable for Past Income Tax	0
Advances to Stockholder	248,975
Security Deposit	6,510
Subtotal Non Allowable Assets	279,965
Less: Haircut on Other Securities -	
Money Market ($21,615 x 15%-Equities)	$ (3,242)
Money Market ($39,298 x 2%-Tbills, CD's)	(786)
Cash ($153,142 No haircut)	-0-
	(4,028)
NET CAPITAL	$ 90,373

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2007

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 393,470	$ (19,104)	$ 374,366
Less: Non-Allowable Assets	298,108	(18,143)	279,965
Less: Haircuts	4,028	-0-	4,028
NET CAPITAL	$ 91,334	$ (961)	$ 90,373

DIFFERENCE BETWEEN
UNAUDITED AND ADJUSTED
STATEMENTS

Decrease in Receivable-Brokers	$ (18,454)
Decrease in Prepaid Expenses	(3,664)
Increase in Accum. Depreciation	(1,860)
Increase in Loan to Shareholder	5,834
Decrease in Accounts Payable	5,471
Decrease in Commissions Payable	16,161
Increase in Income Tax Payable	(24,823)
Increase in NASD Payable	(1,500)
Decrease in Withholding Payable	3,731
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ (19,104)

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS

Payroll Taxes Payable	$	-0-
Accrued Liabilities		1,500
Commissions Payable		77,138
Income Tax Payable		24,823
Lawsuit Settlement Liability		23,771
TOTAL AGGREGATE INDEBTEDNESS	$	127,232

RATIO – Aggregate Indebtedness to Net Capital | 1.408 to 1 |

BASIS NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	90,373
Minimum Net Capital Requirement (See note A below) ($127,232 x 6 2/3% = $8,568)		8,486
EXCESS NET CAPITAL	$	81,887

Note A: Minimum capital requirement per Rule 15c3-1 is
the greater of 6 2/3% of aggregate indebtedness or $5,000.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2007

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2007.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2007.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under S ction 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 15, 2008

